

July 13, 2012

Jeannie Bacal
President and Chief Executive Officer
Sector 5, Inc.
2186 Darby Street
Escondido, California 92025

> **Re:** **Sector 5, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 5, 2012**
> **File No. 333-181742**

Dear Ms. Bacal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 6

1. We note your revisions in response to prior comment 5. Please further revise to clarify the references to "other parties hereto" in your revised disclosure on page 7.

Exhibits

2. Please refer to prior comment 14. We note that section 2.2 of the escrow agreement states that the escrow agreement will terminate on the date set forth on the Information Sheet. However, the Information Sheet does not include a termination date or state that it will be the day 180 days after effectiveness, or 360 days in the event of an extension. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551- 3335 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Harold P. Gewerter, Esq.